AMEX “REX”
TSX Exchange “VIR”
ViRexx Medical Corp.	For Immediate Release

VIREXX ANNOUNCES CHANGE IN BOARD AND 13D FILING

EDMONTON, ALBERTA - February 16, 2007 - ViRexx Medical Corp. (‘ViRexx”)(TSX:VIR, AMEX:REX), announced today effective February 15, 2007, Michael Marcus of Austin, Texas, resigned from the Board of Directors.

ViRexx has become aware that a Schedule 13D dated February 12, 2007, was filed with the United States Securities and Exchange Commission on February 14, 2007 by a Bahamian company, Smetek, Van Horn & Cormack, Inc. The Schedule 13D states that on February 10, 2007 the holders of 19,155,595 common shares of ViRexx, purportedly representing 27.23% of the issued and outstanding shares held a telephone conference and agreed to take action to recommend a change in the majority of the Board of Directors of ViRexx.

While ViRexx is discussing with its advisors its possible actions in light of the filing of the Schedule 13D, ViRexx intends to continue to focus its resources on its operations and business development.

About ViRexx Medical Corp.
ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and C and solid tumors.

ViRexx’s lead product candidate, OvaRex® MAb, a therapy for the treatment of late-stage ovarian cancer, is currently the subject of two Phase III clinical trials being funded by ViRexx’s licensing partner Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics Corporation. For additional information about ViRexx, please see www.virexx.com.

THE TSX HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:
Lorne Tyrrell Chief Executive Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 ltyrrell@virexx.com	Marc Canton President & Chief Operating Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 mcanton@virexx.com